FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 6, 2019

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

cellcom israel announces collective employment
agreement, end of labor dispute and decision to grant
options and rsus

Netanya, Israel – May 5, 2019 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that following the previously announced labor dispute in the Company relating to the Company's intention to take streamlining measures and negotiations of a new collective employment agreement, the Company, the employees' representatives and the Histadrut, the union representing the Company's employees, entered a collective employment agreement, or the New Agreement, amending its collective employment agreement (for the years 2019-2021) entered in 2018, or the 2018 Agreement, under which: salary increase for 2019 will be annulled; the salary increase for 2020 will be postponed for at least 15 months and until a certain condition is met; the employees' welfare budget will be reduced; and the Company will grant entitled employees options and RSUs and RSUs to a non-profit organization for the employees, subject to all approvals and procedures required law. The New Agreement further includes certain arrangements relating to the Company and employees' representatives relations and also includes the termination of the previously announced labor dispute. The New Agreement is expected to decrease the Company's costs related to the New Agreement, in comparison with the Company's costs related to the 2018 Agreement and is expected to have an accumulated positive effect (which effect does not take into account the non-cash expense the Company will incur for the equity grants) of approximately NIS 54 million on the Company's Adjusted EBITDA for the duration of the New Agreement (2019–2020), in comparison with the effect that the 2018 Agreement was expected to have on the Company's Adjusted EBITDA for 2019 - 2020.

In addition, the Company's board of directors resolved to grant employees of the Company (who are not office holders or directors) and a non-profit organization for the employees a total amount of 2,923,476 options at an exercise price of NIS 15.66 and 1,014,517 RSUs. The grant will be carried out after the fulfilment of to all approvals and procedures required by law. The options and RSUs granted to the employees will be vested in four equal installments on each of the first, second, third and fourth anniversary of the date of grant and the RSUs granted to the non-profit organization will be vested in two equal installments on each of the first and second anniversary of the date of grant. The options of the first installment may be exercised within 18 months from their vesting, and the options of the second, third and fourth installments may be exercised with 12 month from their vesting.

For additional details see the Company's most recent annual report for the year ended December 31, 2018 on Form 20-F, filed on March 18, 2019, under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – The unionizing of our employees may impede necessary organizational and personnel changes, result in increased costs or disruption to our operation" and Item 6. Directors, senior management and employees – D. Employees" and E. Share Ownership – Share Incentive Plan".

Forward Looking Information

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the potential benefits from the new collective employment agreement on the company's EBITDA, are subject to uncertainties and assumptions about future employment developments and the Israeli telecommunication regulation and market condition. The actual conditions the Company may face could lead to materially different outcome than that set forth above.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.851 million cellular subscribers (as at December 31, 2018) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).   For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	May 6, 2019	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary